Contact

www.linkedin.com/in/terry-
shafer-509a06180 (LinkedIn)
gcps.com/ (Company)

Terry Shafer

COO & Founder of Global Composite Piping Solutions, LLC
United States

Experience

Global Composite Piping Solutions
Chief Operating Officer & Founder
July 2017 - Present (5 years 2 months)
Houston, Texas, United States

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